82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2008 SUPPL

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended February 29, 2008.

dw 8/14

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

		February 29, 2008		November 30, 2007 (Audited)
ASSETS				
Current				
Cash and cash equivalents	$	3,125,091	$	745,148
Amounts receivable		248,560		215,465
Prepaid expenses		680,336		13,038
		4,053,987		973,651
Unproven mineral interests (Note 2)		15,959,109		15,428,331
Property, plant and equipment		429,730		450,349
	$	20,442,826	$	16,852,331
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	260,698	$	234,153
Current portion of mortgage loan		6,833		10,705
		267,531		244,858
FUTURE INCOME TAX LIABILITIES		385,284		-
		652,815		244,858
SHAREHOLDERS' EQUITY				
Share capital (Note 3)		34,249,208		31,689,095
Contributed surplus (Note 5)		3,133,381		3,125,977
Deficit		(17,592,578)		(18,207,599)
		19,790,011		16,607,473
	$	20,442,826	$	16,852,331

Subsequent events (Note 12)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
For the three months ended
(Unaudited)

	February 29, 2008	February 28, 2007
Expenses		
Amortization	$ 606	$ 663
Consulting fees	97,260	30,426
Corporate relations	2,555	18,075
Interest expense	423	192
General exploration costs	54,493	32,993
Legal and audit	16,118	28,271
Licences, taxes, insurance and fees	14,137	7,342
Office services and expenses	57,276	34,943
Shareholders' meetings and reports	2,925	525
Stock-based compensation	7,404	2,751
Travel	2,097	534
Operating loss	(255,294)	(156,715)
Other income (loss)		
Foreign exchange loss	(70)	(1,183)
Interest income	32,283	2,526
Other tax expense (Note 6)	(17,281)	(800)
Write off of property, plant and equipment	(3,828)	-
	11,104	543
Net loss before tax	(244,190)	(156,172)
Future income tax recovery	859,211	66,351
Net income (loss) for the period	615,021	(89,821)
Deficit, beginning of period	(18,207,599)	(14,951,875)
Deficit, end of period	$ (17,592,578)	$ (15,041,696)
Income (loss) per share - basic and diluted	$ 0.005	$ (0.001)
Weighted average number of common shares outstanding - basic and diluted	135,569,489	104,078,893

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	February 29, 2008	February 28, 2007
Cash flows from (used in) operating activities		
Income (loss) for the period	$ 615,021	$ (89,821)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	16,788	6,412
- stock-based compensation	7,404	2,751
- future tax recovery	(859,211)	(66,351)
- write off of property, plant and equipment	3,828	-
	(216,170)	(147,009)
Change in non-cash working capital items:		
- amounts receivable	(33,095)	(37,999)
- prepaid expenses	(667,298)	19,648
- accounts payable and accrued liabilities	83,348	(719,675)
	(833,215)	(885,035)
Cash flows from (used in) financing activities		
Shares issued for cash	52,750	591,250
Shares issued for cash - flow-through shares	4,014,500	189,680
Shares to be issued	-	39,000
Share issuance costs	(285,142)	(108,645)
Principal reduction of mortgage loan	(3,872)	(4,256)
	3,778,236	707,029
Cash flows from (used in) investing activities		
Acquisition of unproven mineral interests	(66,429)	-
Additions to deferred exploration costs	(498,649)	273,503
	(565,078)	273,503
Increase in cash and cash equivalents	2,379,943	95,497
Cash and cash equivalents, beginning of period	745,148	165,676
Cash and cash equivalents, end of period	$ 3,125,091	$ 261,173

See Note 10

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2007.

1. Nature of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Unproven Mineral Interests

	Balance November 30, 2007	2008 mineral interests additions	2008 exploration cost additions	2008 written off	Balance February 29, 2008
Doyle Lake	$ 3,835,843	$ -	$ 31,697	$ -	$ 3,867,540
Fishback Lake	1,285,995	-	7,081	-	1,293,076
CH	7,580,214	-	71,667	-	7,651,881
Providence Greenstone Belt	1,131,239	66,429	340,118	-	1,537,786
McConnell Creek	1,595,040	-	13,783	-	1,608,823
	$ 15,428,331	**$ 66,429**	**$ 464,346**	**$ -**	**$ 15,959,106**

2. Unproven Mineral Interests, continued

	Balance November 30, 2007	2008 Additions	2008 written off	Balance February 29, 2008
Unproven mineral interests	$ 579,921	$ 66,429	$ -	$ 646,350
Deferred exploration costs	14,848,410	464,346	-	15,312,756
	$ 15,428,331	**$ 530,775**	**$ -**	**$ 15,959,106**

Providence Greenstone Belt, Northwest Territories, Canada.

During the quarter, the Company staked an additional 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. These claims are pending acceptance from the Mining Recorder.

Exploration costs incurred during the three months ended:

	February 29, 2008	February 28, 2007
Chartered aircraft	$ 5,538	$ (310)
Sampling	66,011	1,816
Licences, recording fees and lease payments	48,969	30,566
Project supplies	194,967	8,862
Salaries and wages	49,675	34,270
Technical and professional services	90,710	47,649
Transportation	8,476	764
	$ 464,346	**$ 123,617**

3. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# shares	$
Balance, November 30, 2007	**122,731,670**	**31,689,095**
Private placement - flow-through share agreements	16,058,000	4,014,500
Share issuance costs	-	(325,142)
Shares issued as commission	160,000	40,000
Shares issued for services	117,527	22,500
Exercise of stock options	85,000	21,250
Exercise of warrants	210,000	31,500
Less: Flow-through share renunciation	-	(1,244,495)
Balance, February 29, 2008	**139,362,197**	**34,249,208**

(c) During the quarter ended February 29, 2008

(i) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(ii) the Company issued 117,527 common shares in payment of $22,500 owed pursuant to a financial advisory agreement (see Commitments);

(iii) the Company issued 85,000 common shares upon the exercise of stock options at $0.25 per common share for gross proceeds of $21,250. In addition 285,000 stock options expired unexercised; and

(iv) the Company issued 210,000 common shares upon the exercise of warrants at $0.15 per common share for gross proceeds of $31,500.

3. Share Capital, continued

(d) At February 29, 2008, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.175	Dec. 28, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.15/$0.175	Mar. 07, 2009
3,038,000		

Changes in warrants during the period ended February 29, 2008 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	3,248,000	$0.16
Exercised	(210,000)	$0.15
Outstanding, end of period	3,038,000	$0.17

4. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

No options were granted, expired or exercised during the period.

4. Stock Options, continued

Stock options outstanding as at February 29, 2008:

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2007	7,420,833	$0.43
Exercised	(85,000)	$0.25
Expired	(285,000)	$0.25
Options outstanding as at February 29, 2008	**7,050,833**	**$0.44**
2008 options exercisable	7,050,833	$0.44
2007 options exercisable	5,531,100	$0.26

	2008	2007
Weighted average remaining contractual life	3.31 years	2.72 years
Weighted average fair value of options granted during the period	N/A	N/A

5. Contributed Surplus

Contributed surplus for 2008 and 2007 is comprised of:

	2008	2007
Balance, November 30,	**$ 3,125,977**	**$ 1,325,053**
Stock-based compensation on stock options	7,404	2,751
Fair value of warrants	-	316,818
Warrants exercised	-	(1,166)
Balance, February 29,	**$ 3,133,381**	**$1,643,456**

6. Other Tax Expense

During the period ended February 29, 2008, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December 2007 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2008) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate for the period ended February 29, 2008 has not been disclosed on the CRA website, therefore an estimate was made using the prescribed interest rate of 7% from December 2007. The tax expense will continue until all of the flow-through funds have been spent. At February 29, 2008 $2,962,418 remains unspent.

6. Other Tax Expense, continued

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

As at February 29, 2008, the Company renounced the $4,014,500 flow-through related resource expenditures to the investors.

7. Related Party Transactions

During the three months ended February 29, 2008, the Company was billed $26,185 (February 28, 2007 – $30,000) by one director for consulting fees and $6,315 (February 28, 2007 - nil) for technical and professional services. As at February 29, 2008, $9,863 was included in accounts payable (February 28, 2007 - $30,000).

8. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended February 29, 2008 and February 28, 2007.

9. Commitments

(a) In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2008	$63,248
2009	$37,184

(b) The Company signed an Agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital, project financing and strategic planning. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. The Company issued a total of 117,527 common shares in payment of $22,500 owed for the three months ended January 15, 2008.

10. Supplementary Cash flow information

Non-cash operating, financing, and investing activities were conducted by the Company during fiscal quarters ended February 29, 2008 and 2007 as follows:

	2008	2007
Operating activities		
Accounts payable for deferred exploration costs	$ 157,820	$ 475,094
Financing activities		
Issuance of common shares as finder's fee	40,000	4,221
Investing activities		
Accounts payable for deferred exploration costs	$ (157,820)	$ (475,094)

Other supplementary cash flow information:

	2008	2007
Cash paid for interest charges	$ 124	$ 371
Cash paid for income taxes	$ -	$ -

11. Comparative Figures

Certain 2007 figures have been reclassified to conform to the presentation used in the current period.

12. Subsequent Events:

Subsequent to February 29, 2008, the Company:

(a) Issued 50,000 common shares upon the exercise of stock options at 0.20 per common share for gross proceeds of $10,000 and

(b) Issued 129,828 common shares in payment of $22,500 owed pursuant to a financial advisory agreement (see Note 9 (b)).

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 29, 2008

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED FEBRUARY 29, 2008
INFORMATION AS OF APRIL 25, 2008 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the quarter ended February 29, 2008 should be read in conjunction with the 2007 Annual Report (November 30, 2007 Consolidated Financial Statements and related notes). The information reported here includes events taking place subsequent to the end of the first quarter, up to and including April 25, 2008.

SUMMARY

From 1992 until early 2007, the Company's primary focus was on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. The Company has 100% interest in its diamond prospects and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,972 acres.

In the course of exploring for diamonds on its CH claims in the Northwest Territories late in 2006, the Company made a potentially significant discovery of nickel mineralization. Since then, the Company has proceeded with exploration and strategic plans related to that discovery. Exploration work to date confirms not only the potential for magmatic nickel, but also the potential for polymetallic volcanogenic massive sulfide deposits (VMS) and gold within the extensively mineralized greenstone belt, which we refer to as the "Providence Greenstone Belt" or PGB.

Prior to 1992, the Company had acquired and maintained a 100% interest in the McConnell Creek Property in British Columbia, Canada. This property is situated in the area between the Toodoggone and Mt. Milligan project areas, which, in 2006, attracted expenditures of $25 million over an estimated 50 projects.

Now that gold and base metals are in demand and commodity prices attractive, the Company plans to pursue these opportunities in addition to diamonds.

Significant exploration programs on both the PGB property and McConnell Creek are being undertaken in 2008.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2007 and 2006 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are affected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

HIGHLIGHTS OF ACTIVITIES
FOR THE THREE MONTHS ENDED FEB. 29, 2008

- In December 2007, the Company raised over $4 million for ongoing exploration activities through a non-brokered private placement of flow-through shares (16,058,000 shares at $0.25 per share). Up to $2.85 million was designated for projects in the Northwest Territories, with the majority to be spent on the Providence Greenstone Belt (PGB), and a portion on diamond projects. Up to $1.16 million has been allocated to further explore the copper/gold project at McConnell Creek, British Columbia.

- On February 25, 2008, the Company announced the acquisition, by staking, of 76,020 acres of new mineral claims which adjoin and extend the main nickel belt land acquired in 2007 (PGB). At that time, the Company also reported that the potential for komatiite-hosted nickel and copper mineralization is now known to be far more extensive than the Company originally thought.

- On February 25, 2008, the Company also provided a report (news release) on the exploration documentation and activities conducted on the PGB in the past, from the 1960s to the early 1990s.

- GGL continued to analyze the results of a total of 1,647 rock, soil and lake sediment samples, including channel samples, which were collected in the 2007 exploration program at PGB.

- Planning for the 2008 exploration began during the quarter, with various contracts let for both the McConnell Creek and PGB programs.

- Based from our "Zip" exploration camp, an airborne geophysical survey began in March on previously unsurveyed sections of the Providence Greenstone Belt and was close to completion at the time of this writing.

- Plans, as previously announced on closing of the private placement flow-through financing, are proceeding on the properties, with drilling expected at McConnell Creek and on the PGB toward the end of summer, early fall.

PROVIDENCE GREENSTONE BELT (PGB)
NORTHWEST TERRITORIES, CANADA

Exploration work in 2007 confirmed and enhanced the potential for magmatic nickel deposits, but also established that the PGB has potential not only for hosting nickel and VMS mineralization but also gold.

As a result, the Company took an aggressive approach to land acquisition, announcing on Feb. 25, 2008, that it had acquired, by staking, an additional 76,020 acres of new mineral claims which adjoin and extend the main nickel belt land acquired in 2007.

Pending receipt of registered documents for the most recently staked claims (a normal delay), the total PGB area staked by GGL will be 426,104.88 acres.

At the time of writing, a 3D airborne geophysical survey of previously unsurveyed section of the PGB was approximately 70 per cent complete. Field crews are working from our "Zip" camp, constructed in the summer of 2007. With the airborne results in hand, the Company will determine what ground geophysics is required, take additional samples, identify and prioritize drill targets, and drill.

PROVIDENCE GREENSTONE BELT (PGB) - NICKEL PROPERTIES

First, reconnaissance mapping undertaken during the summer of 2007 showed that the komatiites within the greenstone belt are much more extensive than previously noted and commonly contain geochemically anomalous nickel values. Our work identified a number of belts of komatiite volcanic across the claims, whereas previously, the only reported occurrences were confined to the western side of the property. Detailed sampling of the komatiites has demonstrated that they have the right chemistry to host nickel deposits.

Several large potential nickel sulfide zones, 2 km or more in length, have been indicated by geophysical signatures which are coincident with favourable geological conditions. These areas will be further defined by the advanced geophysical survey system, which began in March.

Economic nickel sulfide deposits associated with komatiitic rocks in greenstone belts are a substantial source of the world's nickel supply. In nickel exploration, the recognition of the presence of komatiites is of great importance. For a rich concentration of magmatic nickel sulfide, a source of sulphur is required. Disseminated to massive sulfides are common within the belt and we have confirmed that this requirement has been met.

Nickel deposits respond well to geophysics, giving strong magnetic and electromagnetic (EM) responses. The Fugro Airborne Resolve Geophysical Survey, previously completed for diamond exploration, covered approximately 30% of the length of the PGB originally staked by the Company. Reprocessing of the data by Condor Consulting, Inc. prior to the beginning of the 2007 field season, gave direction to the 2007 field program and resulted in finding numerous exposures of sulfide mineralization coincident with EM and magnetic anomalies. A great number of the geophysical conductors are hidden under lakes and overburden.

The komatiites occur as north to north-easterly-trending linear belts, which are typically outlined by strong magnetic anomalies. Sporadic rock outcrops of komatiites were found along some of the belts. The areas of coincident EM conductors and magnetic anomalies are prime areas for exploration.

The Fugro Resolve Survey is effective but has limited depth penetration, which hinders the determination of the geological structure and potentially hidden mineral deposits. Hence the Company decided to complete the geophysical coverage of the claims by using an airborne depth-penetrating system to further focus exploration toward the discovery of nickel deposits.

Geochemical analyses for rock samples collected from komatiites show anomalous total nickel values of between 800 and 4600 ppm (parts per million) Ni.

PROVIDENCE GREENSTONE BELT (PGB) - POLYMETALLIC VOLCANOGENIC MASSIVE SULFIDES (VMS)

The central portion of the PGB claims, which is flanked on the east and west by linear komatiite belts, features a strong geophysical conductor 15 km long and up to 500 m wide in the form of a figure eight. This "figure eight" geophysical anomaly, referred to in press releases in 2007, represents an area of VMS potential that has returned zinc values of up to 1.2% and up to 0.5% copper as well as anomalous silver values. Soil and lake sediment sampling, in areas along the anomaly where rock exposures are obscured by lakes and overburden, has indicated new target areas for exploration. Noteworthy is the fact that along the entire 15 km length of the geophysical anomaly, massive to semi-massive sulfides, containing pyrrhotite and pyrite along with sphalerite and chalcopyrite are found wherever rock exposures are seen.

In the past, this VMS base metals area attracted the interest of several majors and a few junior mining companies and some test holes were drilled. We find this past activity highly encouraging, particularly as it occurred during a time of significantly lower commodity prices.

Although nickel will be the prime focus of our exploration, the model for VMS deposits is well understood and the geology in the area is highly favourable for economic base metal deposits. Therefore, more work will be directed here as well.

In 2007, 547 rock samples, 973 soil samples and 127 lake sediment samples were collected on claims within the PGB. Soil and lake sediment sample results are now being plotted.

As noted in a previous news release, the process of analyzing the results was slowed by processing delays at the laboratory, which experienced unexpectedly high demand for analytical services during 2007. Although we originally estimated we would receive all of the results by mid-August of 2007, this timetable proved unrealistic in light of the delays we experienced.

Our exploration team is well into the planning and implementing the exploration program for the 2008 season.

The advanced airborne geophysical survey system, currently underway, is designed not only to locate drill targets, but also to satisfy assessment work requirements in order to maintain the claims for at least several years. This will allow the Company to find and focus on areas of highest priority.

The PGB property includes 162 claims; it measures 120 km from the north to the south end of the property with an average width of 30 km. The Company's Qualified Person for the PGB project, Dr. Nick Carter, toured the property in September 2007 to gain an overview of the project. He filed a brief preliminary memorandum with the Company at that time. In his memo, Dr. Carter was very positive about the area, noting the favourable geology, the consistency of sulfide mineralization relative to conductors, the presence of some geochemically anomalous Ni and Cu/Zn values, all of which confirm that the area is prospective for mineral deposits. He also indicated he was "impressed" with the progress achieved to date in advancing this project.

He wrote: "The large property area will require time for a thorough assessment and it is regrettable that the current sample backup being experienced by all Canadian laboratories means that the field season will come to an end well before most of the results are in hand. Nevertheless, good progress has been made and current efforts to obtain an accurate base map of the project area are well worthwhile. Depth profiling of the various conductive zones by way of detailed surface surveys will be very useful in prioritizing targets for further investigation.

"Work to date confirms the potential for both magmatic nickel and polymetallic volcanogenic massive sulfide deposits within the project area. In light of available results of past work directed to volcanogenic sulfide mineralization, this writer is of the opinion that the potential for nickel should remain the principal focus of current and future investigations."

PROVIDENCE GREENSTONE BELT (PGB) - GOLD

Noranda Exploration located an iron formation on the PGB 25 to 40 meters wide, which was traced by geophysics for 3 km in 1989. The lack of bedrock exposure prevented most of the target areas from being examined further. Samples collected by Noranda at the time returned up to 0.12 oz/t Au over 3.3 feet (1 meter), and grab samples of up to 0.52 oz/t Au. The gold-bearing iron formation extends from within claims currently held by another company (Zinifex) and onto recently staked GGL claims.

Iron formations have been documented on both previously staked GGL claims and the new claims. Some 40 km south of the aforementioned Noranda gold discovery, GGL's crew collected a grab sample from a poorly exposed 3 m by 1 m rusty sulfide exposure containing arsenopyrite that assayed 22 gm/tonne (0.64 oz/ton) Au. These and other identified gold-bearing iron formations plus potential gold-bearing shear zones along a number of strong structural fault breaks are typical of Archean greenstone belts*.

In the late 1970s, Texasgulf Inc. explored for VMS deposits in several areas on the greenstone belt south of the Izok Lake discovery.

One of these, situated on GGL's newly acquired claims, was reported to consist of a 4 m to 5 m thick sulfide zone discontinuously exposed over a length of 2 km. Grab samples from this area, collected by a junior company in 1997, were reported as containing significant values of gold, silver, copper, zinc and lead. Values from four grab samples included:

- gold values of between 103 ppb and 4.79 g/t Au,
- 8.9 g/t to 165 g/t Ag,
- 0.09% to 3.34% Cu,
- 0.01% to 0.48% Pb and
- 0.32% to 11.3% Zn.

As noted in news release dated February 25, 2008, Texasgulf Inc. explored a VMS deposit by trenching and drilling some 4 km north of the above exposures between 1977 and 1979. The trenching program exposed a 2.34 m wide, semi-massive sulfide zone that averaged 3.59% Cu, 6.22% Zn and 1.82 oz/ton Ag. A subsequent nine-hole drilling program returned results that were sufficiently encouraging for the operator to apply for a one square km lease, currently owned by Xstrata. GGL's new claims completely surround this lease.

**Greenstone Belts: large geologic formations composed of altered mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archean and Proterozoic cratons (4 billion to 600 million year old rocks) between granite and gneiss bodies; Archean greenstone belts host much of the Earth's mineral wealth.*

Project background

The PGB discovery lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. An outcome of the project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office and published in 2005.

The belt, mapped by government agencies as the Winter Lake Supracrustal Belt, includes large volumes of mafic and ultramafic rocks, dated as being 2.7 billion years old and including tholeiitic basalts, komatiites, serpentinized peridotite, and gabbro intrusions. The belt features deep-penetrating faults, sulphur-bearing

sediments in the form of black shales and massive sulfides. The various rock units within the belt are strongly deformed and have similarities to lithologic sequences that are known to host world-class nickel deposits.

Included within the belt of rocks underlying the property area are komatiites, which are magnesium-rich volcanic rocks generally found in Precambrian sequences.

A remarkable global outpouring of komatiites occurred around 2.7 billion years ago, many of which host a significant proportion of the world's sulfide nickel resources, including, for example, the Kambalda deposit in Western Australia. Other examples of komatiite-related nickel deposits include the Thompson Nickel Belt (TNB) of Manitoba and the Raglan Belt in northernmost Quebec. All feature similar settings within unique geological belts developed along extensive fault or suture zones that transect the early Precambrian cratons within which they occur.

The presence of nickel in sulfide and associated elements, coupled with the chemistry of the mafic and ultramafic rocks in this newly defined belt are indicative of their potential to host significant nickel deposits.

Illustrating the potential of these belts, INCO first began exploring the Thompson Nickel Belt in 1946 and has continued to make discoveries to this day. It is significant that there are five deposits over a 70 km stretch at Thompson and 10 known deposits over a strike length of 55 km in the Raglan Belt.

Modern day techniques in the search for nickel deposits include a combination of geological, geophysical and geochemical exploration methods, used to detect physical or chemical haloes that are much larger than the ore bodies themselves.

The current and future demand for sulfide nickel is well demonstrated and the recent recognition of sulfide nickel potential on the Company's new claims may be indicative of a new nickel, VMS and gold area. Current evidence confirms that additional exploratory work is warranted. The Company believes we have the potential for a major discovery and we are planning to aggressively explore the area.

At one time, Canada was an important source of base metals and in fact, was, at one time, the third largest producer of base metals in the world. In the past few decades, Canadian production has gradually decreased to the point where Canada is no longer one of the top three producers in the world. New exploration and discoveries will be vital to maintaining Canada's place in global mine production as well as to Canada's continued economic well-being.

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Company's extensive diamond exploration programs have produced evidence that may well lead to one or more viable diamond deposits. This work is dependent on obtaining new funding or in establishing joint venture projects.

Fishback Project, Southwest Slave Craton

The Fishback property is located 60 km northwest of the city of Yellowknife (population 18,000) and is only 30 km from the paved all-weather Yellowknife Highway. A power line right-of–way passes through the south portion of the property. The Company has a 100% ownership of the claims that contain 36,199 acres covering an area 11 km x 12 km.

One distinguishing feature of the southwest Slave Craton is that it contains the largest kimberlite found to date, within the Slave Craton, at over 20 hectares: the diamond-bearing Drybones Bay kimberlite. A kimberlite of this size is just less than 500 meters in diameter.

Our exploration efforts, dating back to 1994 when a regional exploration program began, suggest the Fishback Project has the potential to host a kimberlite even larger than Drybones. Indeed, our most recent work at Fishback is suggesting a cluster of kimberlite events.

The answer to Fishback lies in more drilling and a budget of approximately $550,000 is required to continue to test the potential for a world class diamond deposit. In terms of risk to reward this is a modest sum.

Properties in the Central Slave Craton

In the late 1990s, the Company began to evaluate the remaining diamond potential for the entire Slave Craton. This was accomplished primarily by rating kimberlite indicator mineral chemistry from the heavy mineral samples documented in the Company's proprietary database. An area containing some of the best diamond indicator mineral chemistry was selected for exploration and was called the CH Project. This project covered an area of some 6000 square kilometres located to the south and to the west of the Ekati and Diavik Diamond Mines. The Company took check samples to confirm the results from the database samples and in March 2000 began staking selected areas.

At April 25, 2008, the following properties derived from the CH Project are: Mackay, Courageous, G-claims, Seahorse/Shoe, Starfish, Mill, ZIP, Winter Lake North, BP, and Winter Lake South. The latter five areas are part of what we are now calling the Providence Greenstone Belt (PGB). Together the CH Project contains a total of 269,792; all are 100% owned by the Company. Based on the chemistry of indicator minerals from previous sampling, each property has the potential to contain diamond-bearing kimberlites.

During the summer of 2007, a total of 149 indicator mineral (or "heavy") samples and 145 soil samples were collected on the CH properties.

To date, we have invested over $7.0 million in exploration expenditures on these properties and for most of them, have arrived at the drilling and drill target selection stage of exploration.

Courageous Property

The Courageous Property contains 39,899.63 acres in an area 12 km x 12 km. To date, 12 potential kimberlite targets have been identified on these claims. Two of the targets were drill tested in the summer of 2006 and one proved to be a diamondiferous kimberlite pipe subsequently named the "Bishop". The Bishop Kimberlite is located 40 km south of the Ekati Diamond Mine.

A budget of approximately $1,000,000 has been proposed to continue the drilling of the Bishop Kimberlite area and the drilling of other defined kimberlite targets.

Seahorse/Shoe Property

This group of adjoining claims contains a total of 55,226.50 acres and is centered approximately 35 km southeast of the Ekati Diamond Mine. A number of drill targets have been identified on the claims. The largest and one of the most attractive targets based on exploration results is located on the Shoe claims and is 27 km southwest of the Ekati Fox kimberlite pipe recently placed into diamond production.

The target, up to 300 m in diameter (an area of nine hectares) is located in a lake and defined by an airborne gravity anomaly flown by the BHP Condor system. A second drill target on the shore of the same lake is a magnetic anomaly 200 m x 100 m defined by a Fugro airborne geophysical survey conducted for the Company.

These targets are at the head of a kimberlite indicator mineral train and are highly prospective to host a diamondiferous kimberlite. In addition, two other geophysical targets, also supported by kimberlite indicator minerals, have been identified on the same mineral claim.

The Company estimates that approximately $500,000 is needed to complete ground geophysical surveys and drill up to four drill holes on targets within the Shoe mineral claims.

DOYLE LAKE, SOUTHEAST SLAVE CRATON

The southeast area of the Slave Craton contains two diamond properties. They are the Snap Lake kimberlite dyke wholly owned by De Beers Canada Inc. ("De Beers") and the Gahcho Kue kimberlite pipes held by De Beers and Mountain Province Diamonds Inc.

The Company has three projects in the Doyle Lake Area located 270 km ENE of Yellowknife.

The Doyle Project

The Doyle Project, 100% owned by the Company, covers 37,165 acres.

The Doyle diamondiferous kimberlite sill has been traced over a strike length of two 2 km and down dip for 1 km. The kimberlite averages 2 m in thickness but the total extent of the kimberlite is yet to be determined. A 45-tonne mini bulk sample returned a low grade of diamonds, 13.52 carats per hundred tonnes, but a higher-than-normal proportion of these were of gem quality. The largest diamond recovered was a 1.25 carat stone while the largest gem quality diamond was a 0.83 carat diamond of exceptional clarity and color. The Company's consultants consider that one sample in this extensive kimberlite body is not adequate and have advised that additional mini-bulk samples are required to evaluate the diamond grade.

New Century Project

The New Century Project consists of 21 mining leases containing 51,109 acres. The leases were acquired from Mountain Province Diamonds Inc. ("MPV"), Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, which total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental payments to the NWT Mining Recorders Office; the three yearly lease rental payments of $51,109 each have been made.

A number of targets that may represent kimberlite pipes have been identified and remain to be tested.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. At present, De Beers retains the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims and fractions were returned 100% to the Company.

The north boundary of the Doyle JV area is approximately 150 m from the Hearne Kimberlite pipe, one of the Gahcho Kue diamond pipes being evaluated and permitted for production.

Within the Doyle JV area several gravity low anomalies have been identified as potential kimberlite targets.

GOLD COPPER PROPERTY

McConnell Creek Gold-Copper Property, British Columbia, Canada

In addition to its diamond and nickel exploration properties in the NWT, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

A NI (National Instrument) 43-101 Report on the property was commissioned and recently received (*News Release dated September. 5, 2007: "GGL obtains NI 43-101 Report on its Gold-Copper Property at McConnell Creek, British Columbia").*

As a result of the flow-through private placement, which closed in December 2007, exploration activities are set to resume on McConnell Creek. The 2008 program, with a budget of $1,163,500, will include:

- Line cutting and soil sampling
- Induced polarization (IP) geophysical surveys, and
- Drilling.

The McConnell Creek Property has an area of 4,878 hectares (12,049 acres) and covers 15 km of an amphibolite gneiss roof pendant. The pendant, up to 1 km in width, is bounded by Jurassic diorite on the west and by Cretaceous quartz monzonite on the east. Although the property was staked because it hosts substantial gold showings, geochemical soil surveys investigating the showings and their extensions revealed the presence of copper-in-soil anomalies in several places. In 1991, the Company enlarged the Property to include a high-grade copper showing exposed along McConnell Creek, 3000 m southwest of the Main Gold Showing. The copper minerals occur in a series of branching sulfide-rich veinlets cutting monzodiorite.

In the past, the remoteness of the McConnell Creek area discouraged exploration for base metals. However, with the development of the large tonnage, copper-gold Kemess Mine 15 km northwest of the McConnell Creek Property, road access to the McConnell Creek area has been greatly improved and a power line has been built. The power line passes 11 km west of the McConnell Creek Property. With the improved access to the area, with high grade copper mineralization outcropping along McConnell Creek, with several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein-shear-zone system and especially now knowing that major copper-gold deposits occur nearby, the McConnell Creek Property has become a good exploration target for a copper-gold-molybdenum porphyry deposit.

The Technical Report, dated August 30, 2007, was authored by Paul W. Richardson, Ph.D., P.Eng., a qualified person (QP) who is not independent of the Company. The full report has been filed and is available at www.sedar.com and at www.ggldiamond.ca.

The report concludes that the McConnell Creek Property warrants further exploration and recommends an exploration program and an estimated budget of $890,000 for these steps.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of an economic or commercial deposit on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and

production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and gold and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds, gold, silver, nickel, copper, zinc and lead or interests related thereto. The price of commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of substitutes, commodity stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on commodity prices and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at February 29, 2008, the Company's deficit was $17,592,578.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the quarter ended February 29, 2008, the per share price of the Company's shares fluctuated from a high of $0.27 to a low of $0.175. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at February 29, 2008, there were 7,050,833 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at February 29, 2008, the Company had incurred exploration costs on mineral properties of $464,346 (charter aircraft $5,538; sampling $66,011; licences, recording fees and lease payments $48,969; salaries and wages $49,675; technical and professional services $90,710; transportation $8,476 and project supplies of $194,967). Exploration costs for the quarter ended February 29, 2008 are higher than 2007 by $340,729, an increase of 276%. Exploration costs were higher in 2008 than 2007 for all categories of expenditures, Due to a large financing of flow-through funds that was completed in December 2007, the Company is able to set a higher budget for exploration this year and has commenced planning and preparing for this year's exploration season earlier than in 2007. In 2007, the Company had to pay off debts that were outstanding from 2006 and therefore less funds were available for exploration

On a per project basis, the Company spent the $464,346 of exploration costs as follows: $71,667 on the CH project, $31,697 on the Doyle Lake project, $13,783 on the McConnell Creek, $7,081 on the Fishback Lake Property and $340,118 on the Providence Greenstone Belt.

The Company reported net income of $615,021 for the quarter ended February 29, 2008 compared to a net loss of $89,821 for the quarter ended February 28, 2007. The net income at February 29, 2008 is not from revenue, but the result of a large future income tax recovery number based on the flow-through funds raised in December 2007. Before adding the future income tax recovery number, there is actually a net loss of $244,190 (2007 - $156,172). General administration and exploration expenses for the quarter ended February 29, 2008 were $255,294 compared to $156,715 for the quarter ended February 28, 2007 (an increase of 62.9% from 2007 to 2008). The increase in general administration and exploration expenses was primarily due to an increase in office services and expenses (2008-$57,276; 2007-$34,943); consulting fees (2008-$97,260; 2007-$30,246); licences, taxes, insurance and fees (2008-$14,137; 2007-$7,342) and general exploration expenses (2008-$54,493; 2007-$32,993). In 2008 there was an increase in consulting fees due to more time spent by management on corporate matters, the financial and advisory contract with Roman Friedrich & Company Ltd. (see Commitments section) and the appointment of a Vice President of Administration in 2007. Licences, taxes, insurance and fees increases are from the increased annual sustaining fee charged by the TSX and increased transfer agent fees. General exploration costs increases are the result of increased amortization costs relating to the new camp set up for the PGB and increases in wages and professional fees for planning meetings.

Corporate relations and legal and audit fees both decreased for the quarter compared to the same prior year period.. The investor relations contract from 2006 ended in late 2007 and was not replaced. Legal and audit costs were higher for 2007 due to the low estimate of audit fees at November 30, 2006 for the auditors who were new that year. At year end November 30, 2007, the Company was able to more accurately estimate the audit fee.

The revenue for the quarters ended February 29, 2008 and February 28, 2007 were from interest income of $32,283 and $2,526, respectively.

Acquisition and Disposition of Resource Properties and Write offs

The Company acquired 100% interest in 36 claims by staking 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

Related Party Transactions

During the three months ended February 29, 2008, the Company was billed $26,185 (February 28, 2007 – $30,000) by one director for consulting fees and $6,315 (February 28, 2007 - nil) for technical and professional services. As at February 29, 2008, $9,863 was included in accounts payable (February 28, 2007 - $30,000).

Commitments

In 2006, the Company entered into an operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $63,248 and $37,184 are required in the years 2008 and 2009, respectively, under the agreement.

The Company signed an agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital and project financing. RFC receives a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. A total of 117,527 common shares were issued in payment of $22,500 owing under the agreement for the period October 16, 2007 to January 15, 2008.

The Company has a mortgage loan on its Yellowknife house of $6,833 which becomes due on December 3, 2008.

Critical Accounting Policies

No new accounting policies were introduced in 2008.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with February 29, 2008. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	February 29, 2008 ($)	November 30, 2007 ($)	August 31, 2007 ($)	May 31, 2007 ($)	February 28, 2007 ($)	November 30, 2006 ($)	August 31, 2006 ($)	May 31, 2006 ($)
Total Revenues	32,283	23,805	15,893	12,358	2,526	7,726	5,538	4,790
Net Income (Loss)	615,021	(374,273)	(1,923,243)	(868,387)	(89,821)	(329,426)	(746,743)	(465,935)
Net income (loss) per share	0.005	(0.003)	(0.016)	(0.008)	(0.001)	(0.005)	(0.008)	(0.005)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2006, 2007 or 2008. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are written off in the third and fourth quarters and increase the Net Loss.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. While the Company has financial resources at present, there is no assurance that additional funding will be available to allow the Company to continue to fully explore its existing properties. Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had working capital at February 29, 2008, of $3,786,456 and $728,793 as at November 30, 2007. The Company's current assets exceeded its current liabilities at quarter end. The Company has no

material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at February 29, 2008, the Company has no long term debt (February 28, 2007 - $9,032 mortgage loan) outstanding.

For the quarter ended February 29, 2008, the Company experienced negative cash flow of $216,170 (2007 - $147,009) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as office services and expenses, licences, taxes and insurance and consulting fees. (See Overall performance/results of operations for further information.)

The Company's cash position as at February 29, 2008 was $3,125,091 (November 30, 2007 - $745,148). The increase in cash position compared to November 30, 2007 was due principally to funds received from the flow-through private placement completed in December 2007. See Note 3 Share Capital in the Notes to the Consolidated Financial Statements.

During the quarter ended February 29, 2008:

(a) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(b) the Company issued 117,527 common shares in payment of $22,500 owed pursuant to a financial advisory agreement (see Commitments);

(c) the Company issued 85,000 common shares upon the exercise of stock options at $0.25 per common share for gross proceeds of $21,250. In addition 285,000 stock options expired unexercised; and

(d) the Company issued 210,000 common shares upon the exercise of warrants at $0.15 per common share for gross proceeds of $31,500.

At February 29, 2008, the Company has the following share purchase warrants outstanding:

Number	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.175	Dec. 28, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.15/$0.175	March 7, 2009
3,038,000		

See Notes 3 to 5 of the Consolidated Financial Statements for February 29, 2008.

Subsequent Events

Subsequent to February 29, 2008, the Company:

(a) Issued 50,000 common shares upon the exercise of stock options at 0.20 per common share for gross proceeds of $10,000 and

(b) Issued 129,828 common shares in payment of $22,500 owed pursuant to a financial advisory agreement (see Commitments).

Outstanding Share data as at April 25, 2008:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	139,542,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	220,000	$0.30	April 25, 2008
Options	50,000	$0.26	Aug. 15, 2008
Options	325,000	$0.26	Jan. 15, 2009
Options	310,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	75,833	$0.20	Aug. 15, 2011
Options	960,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2012
Total	**7,000,833**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	190,000	$0.45	June 12, 2008
Warrants	18,000	$0.45	June 27, 2008
Warrants	2,400,000	$0.175	Dec. 21, 2008
Warrants	100,000	$0.175	Dec. 28, 2008
Warrants	100,000	$0.25	Jan. 3, 2009
Warrants	230,000	$0.175	March 7, 2009
Total	**3,038,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2008

(UNAUDITED)

NOTICE: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended May 31, 2008.

GGL DIAMOND CORP.

Consolidated Balance Sheets as at
(Unaudited)

		May 31, 2008		November 30, 2007
ASSETS				
Current				
Cash and cash equivalents	$	1,431,684	$	745,148
Amounts receivable		319,747		215,465
Prepaid expenses		682,607		13,038
		2,434,038		973,651
Unproven mineral interests (Note 2)		16,904,076		15,428,331
Property, plant and equipment		429,984		450,349
	$	19,768,098	$	16,852,331
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	321,151	$	234,153
Current portion of mortgage loan		2,239		10,705
		323,390		244,858
FUTURE INCOME TAX LIABILITIES		381,132		-
		704,522		244,858
SHAREHOLDERS' EQUITY				
Share capital (Note 3)		34,302,293		31,689,095
Contributed surplus (Note 5)		3,817,306		3,125,977
Deficit		(19,056,023)		(18,207,599)
		19,063,576		16,607,473
	$	19,768,098	$	16,852,331

Subsequent events (Note 12)

On behalf of the Board:

"Raymond A. Hrkac"
Raymond A. Hrkac, Director

"Nick DeMare"
Nick DeMare, Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
(Unaudited)

	For the three months ended		For the six months ended	
	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007
Expenses				
Amortization	$ 710	$ 663	$ 1,316	$ 1,326
Consulting fees	76,102	75,938	173,361	106,363
Corporate relations	2,822	20,869	5,377	38,944
General exploration costs	36,297	64,300	90,790	97,294
Legal and audit	14,195	102,397	30,314	130,666
Licences, taxes, insurance and fees	1,841	6,313	15,978	13,656
Office services and expenses	52,885	49,942	110,585	85,077
Shareholders' meetings and reports	15,391	7,263	18,316	7,789
Stock-based compensation	690,425	547,153	697,829	549,905
Travel	1,352	5,154	3,448	5,687
Operating loss	(892,020)	(879,992)	(1,147,314)	(1,036,707)
Other income (loss)				
Foreign exchange loss	(585)	(19)	(655)	(1,202)
Interest income	21,144	12,358	53,427	14,884
Other tax expense (Note 6)	(37,719)	(734)	(55,000)	(1,534)
Write off of property, plant and equipment	-	-	(3,828)	-
Write off of unproven mineral interests	(558,417)	-	(558,417)	-
	(575,577)	11,605	(564,473)	12,148
Net loss before taxes	(1,467,597)	(868,387)	(1,711,787)	(1,024,559)
Future income tax recovery (Note 10)	4,152	-	863,363	66,351
Net loss for the period	(1,463,445)	(868,387)	(848,424)	(958,208)
Deficit, beginning of period	(17,592,578)	(15,041,696)	(18,207,599)	(14,951,875)
Deficit, end of period	$ (19,056,023)	$ (15,910,083)	$ (19,056,023)	$ (15,910,083)
Loss per share - basic and diluted	$ (0.011)	$ (0.008)	$ (0.006)	$ (0.009)
Weighted average number of common shares outstanding - basic and diluted	139,447,668	111,569,583	137,519,448	107,875,637

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
For the three months ended
(Unaudited)

	May 31, 2008	May 31, 2007
Cash flows used in operating activities		
Loss for the period	$ (1,463,445)	$ (868,387)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	11,872	10,875
- future income tax recovery	(4,152)	-
- stock-based compensation	690,425	547,153
- write off of unproven mineral interests	558,417	-
	(206,883)	(310,359)
Change in non-cash working capital items:		
- amounts receivable	(71,187)	(8,987)
- prepaid expenses	(2,271)	(4,718)
- accounts payable and accrued liabilities	44,603	(851,963)
	(235,738)	(1,176,027)
Cash flows from financing activities		
Shares issued for cash	27,500	2,789,867
Share issuance costs	(3,414)	(9,457)
Principal reduction of mortgage loan	(4,594)	(3,695)
	19,492	2,776,715
Cash flows used in investing activities		
Acquisition of unproven mineral interests	-	(167,094)
Additions to deferred exploration costs	(1,465,034)	126,527
Purchase of property, plant and equipment	(12,127)	(44,668)
	(1,477,161)	(85,235)
(Decrease) increase in cash and cash equivalents	(1,693,407)	1,515,453
Cash and cash equivalents, beginning of period	3,125,091	261,173
Cash and cash equivalents, end of period	$ 1,431,684	$ 1,776,626

See Note 10 – Supplementary Cash Flow Information.

Please see the notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the six months ended
(Unaudited)

	May 31, 2008	May 31, 2007
Cash flows used in operating activities		
Loss for the period	$ (848,424)	$ (958,208)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	28,660	17,287
- future income tax recovery	(863,363)	(66,351)
- stock based compensation	697,829	549,905
- write off of property, plant and equipment	3,828	-
- write off of unproven mineral interests	558,417	-
	(423,053)	(457,367)
Change in non-cash working capital items:		
- amounts receivable	(104,282)	(46,986)
- prepaid expenses	(669,569)	14,930
- accounts payable and accrued liabilities	127,951	(1,571,638)
	(1,068,953)	(2,061,061)
Cash flows from financing activities		
Shares issued for cash	80,250	3,420,116
Shares issued for cash – flow-through shares	4,014,500	189,680
Share issuance costs	(288,557)	(118,102)
Principal reduction of mortgage loan	(8,466)	(7,951)
	3,797,727	3,483,743
Cash flows used in investing activities		
Acquisition of unproven mineral interests	(66,429)	(167,094)
Additions to deferred exploration costs	(1,963,686)	400,030
Purchase of property, plant and equipment	(12,123)	(44,668)
	(2,042,238)	188,268
Increase in cash and cash equivalents	686,536	1,610,950
Cash and cash equivalents, beginning of period	745,148	165,676
Cash and cash equivalents, end of period	$ 1,431,684	$ 1,776,626

See Note 10 – Supplementary Cash Flow Information.

Please see the notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2007.

1. Nature of Operations

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company intends to continue its exploration programs. The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.

2. Unproven Mineral Interests

	Balance November 30, 2007	2008 mineral interests additions	2008 exploration cost additions	2008 written off	Balance May 31, 2008
Doyle Lake	$ 3,835,843	$ -	$ 73,770	$(477,654)	$ 3,431,959
Fishback Lake	1,285,995	-	21,130	(80,763)	1,226,362
CH	7,580,214	-	116,966	-	7,697,180
Providence Greenstone Belt	1,131,239	66,429	1,681,812	-	2,879,480
McConnell Creek	1,595,040	-	74,055	-	1,669,095
	$ 15,428,331	**$ 66,429**	**$ 1,967,733**	**$(558,417)**	**$ 16,904,076**

2. Unproven Mineral Interests, continued

	Balance November 30, 2007	2008 Additions	2008 written off	Balance May 31, 2008
Unproven mineral interests	$ 579,921	$ 66,429	$ (15,096)	$ 631,254
Deferred exploration costs	14,848,410	1,967,733	(543,321)	16,272,822
	$ 15,428,331	**$ 2,034,162**	**$(558,417)**	**$ 16,904,076**

(a) Providence Greenstone Belt, Northwest Territories, Canada.

During the period, the Company staked an additional 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. These claims are pending acceptance from the Mining Recorder.

(b) Fishback Lake, Northwest Territories, Canada

Three claims were allowed to lapse during the period.

(c) Doyle Lake, Northwest Territories, Canada

The Company returned ten mining leases to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc. subsequent to period end.

Exploration costs incurred during the six months ended:

	May 31, 2008	May 31, 2007
Chartered aircraft	$ 205,333	$ 5,225
Sampling	87,745	39,947
Land use permits and reclamation bonds	76,400	-
Licences, recording fees and lease payments	81,786	73,165
Project supplies	220,264	21,629
Salaries and wages	122,663	89,852
Surveying	919,026	-
Technical and professional services	223,903	98,941
Transportation	30,613	7,945
	$1,967,733	**$ 336,704**

3. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	# shares	$
Balance, November 30, 2007	**122,731,670**	**31,689,095**
Private placement - flow-through share agreements	16,058,000	4,014,500
Share issuance costs	-	(328,557)
Shares issued as commission	160,000	40,000
Shares issued for services	247,355	45,000
Exercise of stock options	135,000	31,250
Exercise of warrants	310,000	49,000
Reallocation from contributed surplus on exercise of stock options	-	6,500
Less: Flow-through share renunciation	-	(1,244,495)
Balance, May 31, 2008	**139,642,025**	**34,302,293**

(c) During the quarter ended May 31, 2008:

(i) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(ii) the Company issued 247,355 common shares in payment of $45,000 owed pursuant to a financial advisory agreement (see Commitments);

(iii) the Company issued 135,000 common shares upon the exercise of stock options at $0.20 and $0.25 per common share for gross proceeds of $31,250. In addition 505,000 stock options expired unexercised; and

(iv) the Company issued 310,000 common shares upon the exercise of warrants at $0.15 and $0.175 per common share for gross proceeds of $49,000.

3. Share Capital, continued

(d) At May 31, 2008, the Company had the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.175	Mar. 07, 2009
2,938,000		

Changes in warrants during the period ended May 31, 2008 are as follows:

	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	3,248,000	$0.16
Exercised	(310,000)	$0.16
Outstanding, end of period	2,938,000	$0.17

4. Stock Options

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants which vest over one year. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period, the Company's Board of Directors approved and granted 4,267,500 stock options (May 31, 2007 – 960,000) to the directors, officers, employees and consultants. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. The options expire between May 1, 2013 and May 23, 2013. During the period the Company recorded $690,425 (May 31, 2007 – $549,905) of stock based compensation expense for the stock options granted.

4. Stock Options, continued

Stock options outstanding as at May 31, 2008:

	Shares	Weighted Average Exercise Price
Options outstanding as at Nov. 30, 2007	7,420,833	$0.43
Exercised	(135,000)	$0.23
Expired	(505,000)	$0.27
Granted	4,267,500	$0.20
Options outstanding as at May 31, 2008	**11,048,333**	**$0.35**
2008 options exercisable	11,048,333	$0.35
2007 options exercisable	5,163,333	$0.26

	2008	2007
Weighted average remaining contractual life	3.87 years	3.11 years
Weighted average fair value of options granted during the period	$0.19	$0.63

5. Contributed Surplus

Contributed surplus for 2008 and 2007 is comprised of:

Balance, November 30, 2007 and 2006	**$ 3,125,977**	**$ 1,325,053**
Stock-based compensation on stock options	697,829	2,751
Stock options exercised	(6,500)	-
Fair value of warrants	-	316,818
Warrants exercised	-	(1,166)
Balance, May 31, 2008 and 2007	**$ 3,817,306**	**$1,643,456**

6. Other Tax Expense

During the period ended May 31, 2008, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December 2007 private placement. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2008) by the prescribed interest rate (divided by 12) set by Canada Revenue Agency. This prescribed interest rate for the period ended May 31, 2008 has not been disclosed on the CRA website, therefore an estimate was made using the prescribed interest rate of 7% from December 2007. The tax expense will continue until all of the flow-through funds have been spent. At May 31, 2008 $1,548,473 remains unspent.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

As at May 31, 2008, the Company renounced the $4,014,500 flow-through related resource expenditures to the investors.

7. Related Party Transactions

During the six months ended May 31, 2008, the Company was billed $53,821 (May 31, 2007 – $96,600) by one director for consulting fees and $16,179 (May 31, 2007 - nil) for technical and professional services. As at May 31, 2008, $45,117 was included in accounts payable (May 31, 2007 - nil).

8. Segmented Information

The Company is involved in mineral exploration and development activities, which are conducted in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the three months ended May 31, 2008 and May 31, 2007.

9. Commitments

(a) In 2006, the Company entered into a three year operating lease agreement with respect to its office premises and acquired additional office space for three years. Both leases end June 30, 2009 and the minimum payments required under the agreement are:

Year	Minimum payment per year
2008	$63,248
2009	$37,184

9. Commitments, continued

(b) The Company signed an Agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital, project financing and strategic planning. RFC received a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. The Company issued a total of 247,355 common shares in payment of $45,000 owed for the six months ended April 15, 2008.

10. Supplementary Cash flow Information

Non-cash operating, financing, and investing activities were conducted by the Company during fiscal periods ended May 31, 2008 and 2007 as follows:

	2008	2007
Operating activities		
Accounts payable for deferred exploration costs	$ 119,470	$ 135,480
Financing activities		
Issuance of common shares as finder's fee	40,000	4,221
Investing activities		
Accounts payable for deferred exploration costs	$ (119,470)	$ (135,480)
Other supplementary cash flow information:		
Cash paid for interest charges	$ 192	$ 671
Cash paid for income taxes	$ -	$ -

11. Comparative Figures

Certain 2007 figures have been reclassified to conform to the presentation used in the current period.

12. Subsequent Events:

Subsequent to May 31, 2008:

(a) the Company returned ten mining leases to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc. and

(b) 208,000 warrants expired unexercised.

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 31, 2008

GGL DIAMOND CORP.

Management's Discussion and Analysis

FOR THE SIX MONTHS ENDED MAY 31, 2008; INFORMATION AS OF JULY 25, 2008 UNLESS OTHERWISE STATED

The following discussion of the results of operations and financial condition of the Company for the second quarter ended May 31, 2008 should be read in conjunction with the consolidated financial statements for the periods ended May 31, 2008 and February 29, 2008, and the 2007 Annual Report (November 30, 2007 Consolidated Financial Statements and related notes). The information reported here includes events taking place subsequent to the end of the second quarter, up to and including July 25, 2008.

SUMMARY

From 1992 until early 2007, the Company's primary focus was on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. The Company has 100% interest in its diamond prospects and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,972 acres.

In the course of exploring for diamonds on its claims in the Northwest Territories, Canada late in 2006, the Company made a discovery of nickel mineralization in komatiites within an extensive greenstone mineral belt. Since then, the Company has proceeded with exploration and strategic plans related to that discovery. Exploration work to date confirms not only the potential for magmatic nickel associated with komatiites, but also the potential for polymetallic volcanogenic massive sulfide deposits (VMS) and gold within the belt, which we refer to as the "Providence Greenstone Belt" or PGB. Exploration plans for 2008 include further mapping and sampling, with drilling scheduled for August.

Prior to 1992, the Company had acquired and maintained a 100% interest in the McConnell Creek Property in British Columbia, Canada. This property is situated in the area between the Toodoggone and Mt. Milligan project areas, which, in 2006, attracted expenditures of $25 million over an estimated 50 projects. A significant exploration program is being undertaken on McConnell Creek in 2008.

Now that gold and base metals are in demand and commodity prices attractive, the Company plans to pursue these opportunities in addition to diamonds.

GENERAL

The Company is a junior mineral exploration company listed on the TSX Venture Exchange and engaged in the acquisition, exploration and development of mineral properties. It has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Consolidated Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the periods ended May 31, 2008 and 2007 and years ended November 30, 2007 and 2006 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The Company's administrative expenditures are related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

The economics of developing mineral properties are affected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. The exploration and development of base and precious metals is relatively straight forward while diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets.

HIGHLIGHTS OF ACTIVITIES
FOR THE SIX MONTHS ENDED MAY 31, 2008,
and subsequent events up to July 25, 2008

Providence Greenstone Belt (PGB), Northwest Territories

- Based at our Zip Camp, our geology teams, including crews from the consulting firm of Aurora Geosciences Ltd., continue to work on our claims on the Providence Greenstone Belt.
- Thirty (30) high conductance VTEM geophysical targets have been identified and ranked from the preliminary data. Seventeen of these have been assigned a high to moderate-high ranking and include high conductance, large, discrete targets for potential nickel and VMS mineral deposits.
- Ground evaluation of the targets is in progress with separate field crews evaluating the nickel, VMS and gold potential of the area.
- Drilling on the first of several large VTEM targets with potential for nickel mineralization is scheduled to begin about the second or third week of August. (The VTEM preliminary results have only been recently available and evaluation is as yet not complete.)

McConnell Creek Copper – Gold Property, British Columbia

- A ground geophysical IP (Induced Polarization) survey will start upon completion of the survey grid lines now in progress.
- A drill program to test one of the large copper geochemical anomalies is planned upon completion of the geophysical survey.

PROVIDENCE GREENSTONE BELT (PGB)
NORTHWEST TERRITORIES, CANADA

Exploration work in 2007 confirmed and enhanced the potential for magmatic nickel deposits associated with komatiites and also established that the PGB, in common with many greenstone belts, has the potential for

VMS (copper, zinc, lead, silver and gold) deposits and for gold deposits associated with both iron formation and major structural shear zones.

The realization of the varied economic potential of the area led the Company to take an aggressive approach to land acquisition. Claim staking programs in both 2007 and 2008 involved the acquisition of a total of 426,104.88 acres over a length of 120 km of the PGB.

Nickel in particular and VMS deposits in general are prime candidates for geophysical surveys. To move the exploration forward as efficiently and quickly as possible, the Company budgeted up to $1.5 million to complete a state-of-the-art airborne geophysical survey during the winter and spring of this year.

The results of this survey have been exceptional for the number of isolated, discrete, high conductance geophysical anomalies. At this stage of the exploration, this is a most successful outcome.

Geotech Ltd. (Aurora, Ontario) completed the VTEM (Versatile time-domain electromagnetics (EM)) and magnetic survey on behalf of GGL.

PROVIDENCE GREENSTONE BELT (PGB) - NICKEL

Rock samples collected during 2007 exploration and sent for whole rock and multi-element assays defined areas within komatiitic sequences that featured geochemical signatures favourable for nickel mineralization. This work, together with government mapping that identified the komatiite trends, assisted in the identification of VTEM geophysical anomalies that might be associated with nickel deposits.

The Company is exploring for magmatic nickel deposits, which consist mainly of the sulphide mineral pyrrhotite (composed of iron and sulfur and at times magnetic and having a bronze color). It is pyrrhotite that is most commonly responsible for high conductance anomalies. Nickel sulphides (mainly pentlandite, an iron-nickel-sulfur mineral) are often associated with pyrrhotite and when they occur in sufficient quantities, make economic ore deposits.

Geophysics then can detect areas of high conductance, which are commonly, but not always, associated with pyrrhotite and the pyrrhotite may be associated with nickel sulphides. This is the risk associated with nickel exploration.

The positive exploration results to date are supportive of the potential for economic nickel deposits and as discussed in a subsequent section of this report, we are also encouraged by the VTEM results for VMS mineralization as indicated by geophysical responses over known sulphide mineralization.

Condor Consulting, Inc. of Lakewood, Colorado, a group of geophysicists with extensive experience in nickel deposits, has made a first pass preliminary assessment of the VTEM data and target selection. To date, thirty moderate to high conductance anomalies have been identified and the selection, modeling and evaluation continues. The final interpretation of the data from the VTEM survey is expected shortly but changes, if any, are expected to be minor.

Limiting the selection of potential VTEM targets prospective for nickel to only those areas that the Company's geologists have been able to associate with komatiites, we arrive at eight high to moderate-high conductance VTEM targets.

These targets vary from one half to two kilometers in length including the high priority high conductance EM conductor "61W" reported on in the June 12, 2008 News Release.

All of the eight VTEM targets are being considered for subsequent drill testing starting with 61W. Our field crews are examining, evaluating and selecting drill sites for the various areas. The targets are large and

should any one target return positive drill results then extensive drilling to outline a possible deposit would be required.

PROVIDENCE GREENSTONE BELT (PGB)
- POLYMETALLIC VOLCANOGENIC MASSIVE SULFIDES (VMS)

There are a number of selected VTEM targets that may reflect VMS mineralization and these are being evaluated both by geophysical modeling and in the field by our geological teams.

One of several high conductance VTEM targets (Target "TZA") lies within an area of previous exploration dating back to 1977. Non NI 43-101 compliant grab samples were reported to have assayed up to 11.3% Zn 3.34% Cu, 165g/t Ag and 4.78g/t Au. This mineralized zone was described as being 4 to 5m thick and was traced intermittently for a strike length of 2 km.

The present VTEM "TZA" target, which has been modeled as a shallow, narrow linear target, is also characterized as a circular deeper high conductance conductor divided into two parts, the larger of which is over 1 km in diameter. This is a significant anomaly in an area of known mineralization and as such, is a priority target for VMS.

PROVIDENCE GREENSTONE BELT (PGB) - GOLD

In 2007, the Company reported a grab sample that assayed 22 gm/tonne (0.64 oz/ton) Au. The VTEM survey indicates a 1 km long linear conductor in this area, which appears to be related to a shear zone. Shear zones commonly host gold deposits in greenstone belts and this area will be subject to further examination.

The independent Qualified Persons for the Company for the PGB project are N.C. Carter, PhD., P.Eng., Consulting Geologist, and Qualified Persons from the consulting firm of Aurora Geosciences Ltd..

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Company's extensive diamond exploration programs have produced evidence that may well lead to one or more viable diamond deposits.

The Company is actively seeking partners for its promising diamond properties in the Northwest Territories (NT) to undertake exploration work with the objective of enhancing the value of these properties for the benefit of shareholders.

COPPER-GOLD PROPERTY

McConnell Creek Copper-Gold Property, British Columbia, Canada

In addition to its diamond and nickel exploration properties in the Northwest Territories, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

At McConnell Creek, we are in the early stages of an aggressive exploration program for 2008. Preliminary permits for site access and preparation have been received; our geologists have conducted an initial assessment of the property.

A ground geophysical IP (Induced Polarization) survey will start upon completion of the survey grid lines now in progress.

A drill program to test one of the large copper geochemical anomalies is planned upon completion of the geophysical survey.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of an economic or commercial deposit on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract base and precious metals and diamonds and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds, gold, silver, nickel, copper, zinc and lead or interests related thereto. The price of commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of substitutes, commodity stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on commodity prices and therefore the economic viability of the Company's operations cannot accurately be predicted.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or territory in which it is carrying out work. Mineral exploration primarily falls under provincial and territorial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The success of the Company depends to a large extent on its ability to retain the services of its senior management and key personnel. The loss of their services may have a material, adverse effect on the Company.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at May 31, 2008, the Company's deficit was $19,056,023.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the period ended May 31, 2008, the per share price of the Company's shares fluctuated from a high of $0.27 to a low of $0.175. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at July 25, 2008, there were 11,048,333 stock options and 2,730,000 warrants outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors. Please see Subsequent Events section for updated share data and breakdown by expiry date.

Stock Option Plan

The Company has a 10% rolling Stock Option Plan whereby the Company may grant stock options to purchase up to 10% of the issued capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases.

During the period ended May 31, 2008, the Company's Board of Directors approved and granted 4,267,500 stock options (May 31, 2007 – 960,000) to the directors, officers, employees and consultants. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. The options expire between May 1, 2013 and May 23, 2013. During the period the Company recorded $690,425 (May 31, 2007 – $549,905) of stock based compensation expense for the stock options granted.

Corporate Governance

The Company has a Corporate Disclosure Policy, an Insider Trading Policy and a Whistle Blower Policy. To view a copy of these policies, please go to www.ggldiamond.ca.

Overall performance/results of operations

As at May 31, 2008, the Company had incurred exploration costs on mineral properties of $1,967,733 (charter aircraft $205,333; sampling $87,745; licences, recording fees and lease payments $81,786; salaries and wages $122,663; technical and professional services $223,903; transportation $30,613; surveying $919,026; land use permits and reclamation bonds $76,400 and project supplies of $220,264). Exploration costs for the period ended May 31, 2008 are higher than 2007 by $1,631,029, an increase of 484%. Exploration costs were higher in 2008 than 2007 for all categories of expenditures. Due to a large financing of flow-through funds that was completed in December 2007, the Company is able to set a higher budget for exploration this year. In 2007, the Company had to pay off debts that were outstanding from 2006 and therefore less funds were available for exploration.

On a per project basis, the Company spent the $1,967,733 of exploration costs as follows: $116,966 on the CH project, $73,770 on the Doyle Lake project, $74,055 on the McConnell Creek, $21,130 on the Fishback Lake Property and $1,681,812 on the Providence Greenstone Belt.

The Company reported a net loss of $848,424 for the period ended May 31, 2008 compared to a net loss of $958,208 for the period ended May 31, 2007. General administration and exploration expenses for the period ended May 31, 2008 were $1,147,314 compared to $1,036,707 for the period ended May 31, 2007 (an increase of 10.6% from 2007 to 2008). The increase in expenses was primarily due to an increase in office services and expenses (2008-$110,585; 2007-$85,077); consulting fees (2008-$173,361; 2007-$106,363); licences, taxes, insurance and fees (2008-$15,978; 2007-$13,656); stock based compensation (2008-$697,829; 2007-$549,905) and shareholders' meetings and reports (2008-$18,316; 2007-$7,789). In 2008 there was an increase in consulting fees due to more time spent by management on corporate matters, the financial and advisory contract with Roman Friedrich & Company Ltd. (see Commitments section) and the appointment of a Vice President of Administration in 2007. Licences, taxes, insurance and fees increases are from the increased annual sustaining fee charged by the TSX and increased transfer agent fees. Stock based compensation increases relate to the larger number of stock options where were granted in 2008. Shareholders' meetings and reports increased in 2008 to reflect the change in the annual general meeting date from July in 2007 to May in 2008 (costs were incurred in an earlier period than last year). General exploration cost increases are the result of increased amortization costs relating to additions to the camp set up for the PGB and increases in wages and professional fees for planning meetings.

Corporate relations and legal and audit fees both decreased for the period compared to the same prior year period. The investor relations contract from 2006 ended in late 2007 and was not replaced. Legal and audit costs were higher for 2007 due to the low estimate of audit fees at November 30, 2006 for the auditors who were new that year and legal costs relating to a financing that was not completed. At year end November 30, 2007, the Company was able to more accurately estimate the audit fee.

The revenue for the periods ended May 31, 2008 and May 31, 2007 were from interest income of $53,427 and $14,884, respectively.

Acquisition and Disposition of Resource Properties and Write offs

The Company acquired 100% interest in 36 claims by staking 76,020 acres in the Providence Greenstone Belt area of the Northwest Territories. These claims lie within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization.

The Company allowed three Fishback Lake claims to lapse during the period.

Subsequent to the period end, the Company returned ten mining leases relating to Doyle Lake to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc.

Related Party Transactions

During the six months ended May 31, 2008, the Company was billed $53,821 (May 31, 2007 – $96,600) by one director for consulting fees and $16,179 (May 31, 2007 - nil) for technical and professional services. As at May 31, 2008, $45,117 was included in accounts payable (May 31, 2007 - nil).

Commitments

In 2006, the Company entered into an operating lease agreement with respect to its office premises and additional space in Vancouver until June 30, 2009. Minimum payments of $63,248 and $37,184 are required in the years 2008 and 2009, respectively, under the agreement.

The Company signed an agreement with Roman Friedrich & Company Ltd. ("RFC") for a term of 12 months to provide financial and advisory services to the Company with respect to the raising of equity capital, project financing and strategic planning. RFC received a retainer of $15,000 per month paid as to $7,500 in cash and $7,500 in common shares of the Company. The Company issued a total of 247,355 common shares in payment of $45,000 owed for the six months ended April 15, 2008.

The Company has a mortgage loan on its Yellowknife house of $2,239. The mortgage was paid off subsequent to period end.

Critical Accounting Policies

No new accounting policies were introduced in 2008.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with May 31, 2008. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	May 31, 2008 ($)	February 29, 2008[2] ($)	November 30, 2007 ($)	August 31, 2007 ($)	May 31, 2007 ($)	February 28, 2007 ($)	November 30, 2006 ($)	August 31, 2006 ($)
Total Revenues	21,144	32,283	23,805	15,893	12,358	2,526	7,726	5,538
Net Income (Loss)[1]	(1,463,445)	615,021	(374,273)	(1,923,243)	(868,387)	(89,821)	(329,426)	(746,743)
Net income (loss) per share[1]	(0.011)	0.005	(0.003)	(0.016)	(0.008)	(0.001)	(0.005)	(0.008)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2006, 2007 or 2008. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

(2) The Net Income number is not actual income, but due to the recording of a large future income tax recovery number based on flow-through funds raised in December 2007. Before adding the future income tax recovery number, there is a loss of $244,190.

During the third and fourth quarters, management decides which properties will be retained and which properties will be abandoned based on results from work performed during the field season and the analysis of sample assays. Properties that will be abandoned are usually written off in the third and fourth quarters and increase the Net Loss. In the second quarter of 2008, the Company allowed some claims to lapse and returned some mining leases (see Acquisition and Disposition of Resource Properties). The exploration costs spent on these claims and mining leases have been written off as at May 31, 2008.

Liquidity and Capital Resources

The exploration and subsequent development of the Company's properties depends on the Company's ability to obtain required financing. While the Company has financial resources at present, there is no assurance that additional funding will be available to allow the Company to continue to fully explore its existing properties. Failure to obtain financing could result in delays or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its unproven mineral interests (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral interests and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising its required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company had working capital at May 31, 2008, of $2,110,648 and $728,793 as at November 30, 2007. The Company's current assets exceeded its current liabilities at period end due to the private placement which was completed in December 2007. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at May 31, 2008, the Company has no long term debt (November 30, 2007 - $10,705 mortgage loan) outstanding.

For the six months ended May 31, 2008, the Company recorded negative cash flow of $423,053 (2007 - $457,367) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as office services and expenses, licences, taxes and insurance and consulting fees. (See Overall performance/results of operations for further information.)

The Company's cash position as at May 31, 2008 was $1,431,684 (November 30, 2007 - $745,148). The increase in cash position compared to November 30, 2007 was due principally to funds received from the flow-through private placement completed in December 2007. See Note 3 Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended May 31, 2008:

(a) the Company completed a private placement of 16,058,000 flow-through shares at $0.25 per common share for gross proceeds of $4,014,500. The proceeds from these flow-through shares will be spent on Canadian Exploration Expenditures on the Company's unproven mineral interests. The Company paid cash finder's fees of $236,800 and issued 160,000 common shares (at a value of $40,000) on a portion of the proceeds;

(b) the Company issued 247,355 common shares in payment of $45,000 owed pursuant to a financial advisory agreement (see Commitments);

(c) the Company issued 135,000 common shares upon the exercise of stock options at $0.20 and $0.25 per common share for gross proceeds of $31,250. In addition 505,000 stock options expired unexercised; and

(d) the Company issued 310,000 common shares upon the exercise of warrants at $0.15 and $0.175 per common share for gross proceeds of $49,000.

At May 31, 2008, the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
190,000	$0.45	June 12, 2008
18,000	$0.45	June 27, 2008
2,400,000	$0.175	Dec. 21, 2008
100,000	$0.25	Jan. 3, 2009
230,000	$0.175	March 7, 2009
2,938,000		

See Notes 3 to 5 of the Consolidated Financial Statements for May 31, 2008.

Subsequent Events

Subsequent to May 31, 2008:

(a) the Company returned ten mining leases to relating to Doyle Lake to Mountain Province Diamonds Inc., Camphor Ventures Inc. and De Beers Canada Inc. and

(b) 208,000 warrants expired unexercised.

Outstanding Share data as at July 25, 2008:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	139,642,025

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	50,000	$0.26	Aug. 15, 2008
Options	325,000	$0.26	Jan. 15, 2009
Options	310,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	300,000	$0.20	May 12, 2010
Options	50,000	$0.20	June 7, 2010
Options	210,000	$0.20	July 8, 2010
Options	25,000	$0.20	October 28, 2010
Options	775,000	$0.20	March 23, 2011
Options	495,000	$0.26	May 12, 2011
Options	75,833	$0.20	Aug. 15, 2011
Options	960,000	$0.63	May 1, 2012
Options	2,875,000	$0.56	July 31, 2012
Options	817,500	$0.20	May 1, 2013
Options	3,450,000	$0.20	May 23, 2013
Total	**11,048,333**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	2,400,000	$0.175	Dec. 21, 2008
Warrants	100,000	$0.25	Jan. 3, 2009
Warrants	230,000	$0.175	March 7, 2009
Total	**2,730,000**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.ca. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "advance", "expects", "plans", "anticipates", "believes", "intends", "allocated", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and

that actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

END